UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

✔   Form C: Offering Statement
☐   Form C/A: Amendment to Offering Statement
☐   Check box if amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination Reporting

Issuer Information

Name of issuer
Salsa God LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 5, 2014

Physical address of issuer
802 Ninth Ave #3D, New York, NY 10019

Website of issuer
www.salsagod.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC d/b/a Republic

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third-party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The Intermediary will receive 6% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted
Yes

Oversubscriptions will be allocated:
First-come, first-served

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 31, 2019

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to breach the target offering amount, securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
Salsa God has 1 full-time employee.

Annual Report Disclosure Requirements

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$81,172	$39,720
Cash & Cash Equivalents	$17,199	$4,243
Accounts Receivable	$12,887	$12,071
Short-term Debt	$73,313	$34,488
Long-term Debt	$0	$0
Revenues/Sales	$359,712	$168,116
Cost of Goods Sold	$ 252,456	$148,411
Taxes Paid	$0	$0
Net Income	($56,507)	($149,298)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C, together with the Offering Statement and its exhibits, to be signed on its behalf by the duly authorized undersigned.

Salsa God LLC, a Delaware limited liability company

By: /s/Erik D. Mayans

Name: Erik D. Mayans

Title: CEO, Managing Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: /s/Erik D. Mayans

Name: Erik D. Mayans

Title: CEO, Managing Member

Table of Contents

Exhibit A - Offering Statement

Of



Salsa God LLC

June 28, 2019

Up to 1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Salsa God LLC ("**Salsa God**," "**we**," "**us**," or "**our**") is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of Salsa God (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The minimum target offering amount is $25,000 (the "**Target Amount**"). Salsa God intends to raise at least the Target Offering amount and up to $1,070,000 from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and Salsa God must reach the Target Amount under the Regulation CF Offering by October 31, 2019 ("**Offering Deadline**"). Unless Salsa God raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline, no Securities will be issued in this Offering, investment commitments will be cancelled, and committed funds will be returned to investors. Salsa God will accept oversubscriptions on a first-come, first-served basis Salsa God's.

The rights and obligations of the holders of Securities of Salsa God Are set forth below in the section entitled "the Offering and the Securities – The Securities." To purchase Securities, a prospective investor or must complete the purchase process through the portal of the Intermediary. Purchases may be accepted or rejected by Salsa God, in its sole and absolute discretion. Salsa God has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary may reject any investment commitment made by a Purchaser and may cancel or rescind Salsa God's offer to sell the Securities at any time for any reason.

A CROWDFUNDING INVESTMENT INVOLVES SUBSTANTIAL RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF SALSA GOD AND OF THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS DISCLOSURE DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, SALSA GOD, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO SALSA GOD'S MANAGEMENT. WHEN USED IN THIS DISCLOSURE DOCUMENT AND THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT," AND OTHER SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE DIFFERENT ACTIONS OR DIFFERENT RESULTS THAT MATERIALLY DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Summary

About Form C

Ongoing Reporting
Following the first sale of the Securities, Salsa God Will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of Salsa God's fiscal year.

Once posted, the annual report may be found at the following website: www.salsagod.com

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/salsagod.

About this Form C
You should rely only on the information contained in this Form C. Salsa God has not authorized anyone to provide you with information different from that contained in this Form C. Salsa God is offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. The business, financial condition, results of operations, and prospects of Salsa God may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Salsa God will provide the opportunity to ask questions of and receive answers from management of Salsa God concerning terms and conditions of the Offering, Salsa God, or any other relevant matters and additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C, with its exhibits, does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of Salsa God contained in this document are based on information believed to be reliable. No warranty is made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. Salsa God does not expect to update or otherwise revise this Form C or other materials supplied with it. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described in this document and may not be reproduced or used for any other purpose.

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and of the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits in their entirety.

Salsa God LLC is a limited liability company formed in the State of Delaware on November 5, 2014.

Salsa God is located at 802 Ninth Ave #3D, New York, NY 10019, where it conducts business affairs

Salsa God's website is www.salsagod.com

A description of Salsa God's products, services, and business plan may be found on Salsa God's profile page on OpenDeal Portal LLC, d/b/a Republic's website at https://www.republic.co/salsagod and is attached as EXHIBIT C

Eligibility

Salsa God certifies that all of the following statements are TRUE:

(1)   Salsa God is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Salsa God is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act")(15 U.S.C. 78m or 780(d));

(3)   Salsa God is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment Company by section 3(b) or section 3(c) of that Act (15 U.S.C 80a-3(b) or 80a-3(c));

(4)   Salsa God is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C 77d(a)(6)) as a result of a disqualification as specified in section 227.503(a);

(5)   Salsa God has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the 2 years immediately preceding the filing of this Form C; and

(6)   Salsa God has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
Salsa God is not subject to any Bad Act or Disqualifications under any relevant United States securities laws.

The Offering

Minimum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100*
Offering deadline	October 31, 2019
Use of Proceeds	See "Use of Proceeds" Section Below
Voting Rights	See "Risks Related to the Securities" and Exhibit E

*Salsa God reserves the right to adjust the minimum investment amount per investor in its sole discretion.

Use of Proceeds

This offering is being made through OpenDeal Portal LLC DBA Republic (the **"Intermediary"**). The Intermediary will receive a securities-commission equivalent to 2% of all Securities sold in connection with this Offering (in the form of Securities) and 6% of the amount raised (in cash).

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6	$94
Aggregate Minimum Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This 6% cash commission excludes fees to Salsa God's advisors, such as accountants and attorneys
(2)   The Intermediary will receive 2% of the Securities being issued in this Offering in connection with this Offering
(3)   Salsa God may amend the minimum individual purchase amount in its sole discretion.

Use of proceeds

After meeting offering expenses, Salsa God intends to use the remaining proceeds as follows:

Description of Use of Proceeds	Percentage if Minimum Amount Raised	Amount if Minimum Amount Raised	Percentage if Maximum Amount Raised	Amount if Maximum Amount Raised
Service Existing Debt	0.00%	$0	5.00%	$53,500
Purchase Inventory	75.00%	$18,750	15.00%	$160,500
Marketing & Digital Advertising	0.00%	$0	5.00%	$53,500
Fund Slotting Fees	19.00%	$4,750	15.00%	$160,500
Finance Research & Development and Launch New Products	0.00%	$0	4.00%	$42,800
Employee Compensation	0.00%	$0	30%	$321,000
Food Broker Commissions	0.00%	$0	16.00%	$171,200
Office Lease	0.00%	$0	4%	$42,800
Intermediary Fees	6%	$1,500	6%	$64,200
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

Use of proceeds chart is not inclusive of fees used to pay for escrow and credit card processing and related fees, all of which are incurred before and during the Offering due in advance of distributions of proceeds from the Offering.

Salsa God has discretion to alter the use of proceeds upon the following circumstances or events: economic conditions that alter the general marketing or general working capital requirements to adhere to Salsa God's business plan and liquidity requirements. Salsa God will notify investors if a decision to materially change the use of proceeds is made during the course of the Offering.

Risk Factors

The SEC requires Salsa God to identify the risks that are specific to its business and financial condition. Salsa God is still subject to all the same risks that all companies in business and all companies in the economy are exposed to. These include risks related to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Salsa God's Business and Industry

Salsa God has a Limited operating history upon which you can evaluate Salsa God's performance, and accordingly, Salsa God's prospects must be considered in light of the risks that any new company encounters
Salsa God is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be evaluated considering the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. Salsa God may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount Salsa God is attempting to raise in this Offering may not be enough to sustain its current business plan
To achieve Salsa God's near and the long-term goals, Salsa God may need to procure funds in addition to the amount raised in the Offering. There is no guarantee that Salsa God will be able to raise such funds on acceptable terms or at all. If Salsa God is unable to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations may be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or any portion of his or her investment.

Salsa God relies upon other companies to provide goods and services for its products and services
Salsa God depends on suppliers and subcontractors to meet its contractual obligations to its customers and conduct its operations. Salsa God's ability to meet its obligations to its customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of Salsa God's products and services may be adversely impacted if companies to whom we delegate the manufacture of major components or certain services for our products and services, or from whom we acquire such items, do not provide components or services which meet the required specifications and perform to its customers' expectations. Salsa God's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations or regulatory requirements including international requirements. The risk of these adverse effects may be greater in circumstances where Salsa God relies on only one or 2 subcontractors or suppliers for a particular component, product, or service.

Salsa God is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies
Salsa God may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley act of 2002. As a privately held (nonpublic) company, Salsa God is currently not the subject of the Sarbanes-Oxley act, and its financial and disclosure controls and procedures reflect its status as a development stage, nonpublic company. There can be no guarantee that there are no significant deficiencies or material weakness in the quality of Salsa God's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to Salsa God of such compliance could be substantial and could have a material adverse effect on Salsa God's results of operations.

Salsa God may implement new lines of business or new products or services within existing lines of business
As an early stage Company, Salsa God may implement new lines of business at any time, which creates substantial risks and uncertainties associated with such efforts, particularly in instances where the markets are not fully

developed. In developing and marketing new lines of businesses or new products and services, Salsa God may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. Salsa God may not be successful in introducing new products or services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, Salsa God could lose business, could be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, Salsa God's business, financial condition, or results of operations may be adversely affected.

Salsa God may not be able to retain or hire key management and employees
The success of and ability to implement Salsa God's business plan depends upon the continued contributions of key management. Loss of the services of certain of these individuals would have a material adverse effect. In addition, as Salsa God continues to execute its business plan, it will require hiring additional qualified management and personnel. There is no guarantee that Salsa God will be able to attract such personnel, the failure to do so could result in loss of business or impairment of Salsa God's financial condition.

Salsa God relies on 3rd parties to provide technology and merchant services
Salsa God relies on 3rd parties to provide certain technology and merchant services, which includes web hosting providers, cloud computing providers, and payment processing providers. Disruptions to these third-party services might cause system interruptions, delays, loss of critical data, increased costs, and could diminish Salsa God's reputation and brand.

Intellectual property claims
Salsa God does not believe that any of its products or services infringe upon the intellectual property rights of others in any material respect. However, there can be no assurance or guarantee that third parties will not claim infringement with respect to current or future products, services, or activities. Any infringement claim, either with or without merit, could result in substantial costs and diversion of management and financial resources, and it could, therefore, have a material adverse effect on Salsa God's business and operations.

Collection of customer data
Salsa God may collect personal information from its customers and other third parties. While Salsa God takes steps to protect this data, there is a risk that the data could become compromised. Additionally, Salsa God may now or in the future become subject to various privacy regulations and laws in the jurisdictions in which it operates now or will operate in the future. Further, Salsa God may rely on third-party companies and service providers to assist with collecting and storing data. This exposes Salsa God to potential risk if those third parties have a potential breach or otherwise violate privacy regulations and laws.

Profitability & Runway
Salsa God does not expect to achieve profitability until after 2020. In that year, management believes it would be profitable but-for slotting fees. The Company has sufficient liquid assets to continue operations over the next 12 months without this Offering. If the target offering amount is reached, the Company is projected to have sufficient assets to continue operations for the next 2-5 years.

Exclusivity Agreements
Salsa God has a five-year exclusivity agreement with a major customer that prohibits Salsa God from selling shelf stable salsas to other retailers within the State of Texas (excluding El Paso) and from selling shelf stable salsas on third-party e-commerce platforms nationwide. The exclusivity agreement does not prohibit Salsa God from selling its products on www.salsagod.com or from selling any non-shelf stable salsa or other food product within the State of Texas. This customer may prohibit certain sales of shelf stable salsa from occurring within the State of Texas and may limit its own purchases with Salsa God in the future.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Even if the Securities become tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney regarding the implications of these restrictions on transfer.
Prospective Purchasers should be aware of the long-term nature of this investment. There is not now and there likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act of 1933 or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to rule 501 of regulation CF. It is not currently contemplated that registration under the Securities Act of 1933 or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that prospective Purchasers may be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in Salsa God. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until and unless Salsa God decides to convert the Securities into equity securities or there is a change of control or sale of substantially all of Salsa God's assets.
Purchasers will not have an ownership claim to Salsa God or any of its assets or revenues for an indefinite period of time, and, depending on when and how the Securities are converted, the Purchasers may never become equity holders of Salsa God. Purchasers will not become equity holders of Salsa God unless Salsa God receives a future round of financing great enough to trigger a conversion event and Salsa God elects to convert the Securities into equity securities. Salsa God is under no obligation to convert the Securities into equity securities. In certain situations, such as a sale of Salsa God or substantially all of Salsa God's assets, and Initial Public Offering or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in Salsa God.

Purchasers will not have voting rights
Purchasers will not have the right to vote upon matters of Salsa God even if their Securities are converted into equity securities. Upon such conversion, the equity securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the equity security holders are required to enter into a proxy agreement with the Intermediary insuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Units, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Unitholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of Salsa God.

Purchasers will not have inspection rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of Salsa God or to receive financial or other information from Salsa God, other than as required by Regulation CF. other security holders of Salsa God may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which Salsa God can terminate annual reporting obligations, resulting in no information rights, contractual, statutory, or otherwise owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers are unable to declare the Security in "default" and demand repayment
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. Salsa God has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchaser's demand payment, and even then, such payments will be limited to the amount of cash available to Salsa God.

Salsa God may never elect to convert the Securities and it may never undergo a liquidity event
Salsa God may never receive a future equity financing or elect to convert the Securities upon such future financing. Additionally, Salsa God may never undergo a liquidity event, such as a sale of Salsa God or an Initial Public Offering. If neither the conversion of the Securities nor at a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will be highly illiquid,

with no secondary market on which to sell them. The Securities are not equity interests and they have no ownership rights, no rights to Salsa God's assets or profits, and have no voting rights or ability to direct Salsa God or its actions.

The Securities acquired by Purchasers may become significantly diluted as a consequence of subsequent financings
Salsa God equity securities will be subject to dilution. Salsa God intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from a conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's control and economic interests in Salsa God. The amount of additional financing needed by Salsa God will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from Salsa God or other investors) is typically intended to provide Salsa God with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Salsa God may be required to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially a function of Capital Market conditions that are beyond the control of Salsa God. There can be no assurance that Salsa God will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

If the Securities convert to equity securities, those equity securities may be substantially different from other equity securities offered or issued at the time of conversion
To converting Security holders, Salsa God may issue equity securities that are materially distinct from other equity securities it may issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to Purchasers of the Securities, if converted, will be distinct from the equity securities issued to new purchasers in at least one of the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or antidilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) will bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per unit paid by new investors in the equity securities. Salsa God may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Salsa God equity securities.

There is no present market for the Securities and Salsa God has arbitrarily set the price
The offering price was not established in a competitive market. Salsa God has arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities or Salsa God and is not based on Salsa God's net worth or prior earnings. Salsa God cannot assure prospective Purchasers that the Securities could be resold by you at the offering price or at any other price.

In a dissolution or bankruptcy of Salsa God, Purchasers will not be treated as priority debtholders
If Salsa God is dissolved or enters into bankruptcy, Purchasers of the Securities, which have not been converted will be entitled to distributions as described in Exhibit E. Such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred unit holders, have been paid in full. If the Securities have been converted, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of the Securities nor holders of the Securities after conversion can be guaranteed a return in the event of a dissolution or bankruptcy.

Even though the Securities provides for mechanisms whereby a Securities holder would be entitled to a return of their purchase amount, if Salsa God does not have sufficient cash on hand, this obligation may not be fulfilled
In certain events provided in the Securities, holders of the Securities may be entitled to a return of their principal amount. Despite the contractual provision in the Crowd SAFE, this right cannot be guaranteed if Salsa God does not have sufficient liquid assets on hand. Therefore, potential Purchasers should not assume that they are guaranteed a return of their investment.

Flexibility and control of Salsa God

Salsa God is registered with the state of Delaware as a limited liability company. Limited liability companies are flexible business vehicles, which have flexible governance mechanisms, which may differ substantially from the requirements of a corporation. Salsa God may not, and does not presently, have a board of directors. Management of Salsa God is vested in the Members with voting control and those Members have the ability to modify the governance of Salsa God. Salsa God may have difficulty in the future being able to raise funds from certain investors, because it is a limited liability company, although it may convert to a corporation to alleviate this concern for future investors. Potential purchasers should familiarize themselves with the benefits and risks of a limited liability company registered in the State of Delaware.

BUSINESS

Description of the Business

Salsa God owns the Salsa God brand and sells Salsa God branded food products. Salsa God earns revenue from selling Salsa God products to distributors, direct to large retail grocery store chains and direct to consumers via e-commerce platforms (Salsa God is setting up Amazon for the Chips & Salsa Combo Pack and expects to be live in the near future). Salsa God is expanding its sales channel to include the Convenience Channel ("C-Stores"). C-Stores include stores such as 7-Eleven, Wawa, Circle K, etc. Salsa God also sells its products internationally. Currently, Salsa God is exporting to Australia and has held meetings with retail buyers and distributors that conduct business activities following countries: Brazil, Canada, Colombia, El Salvador, Germany, the Netherlands, New Zealand and Panama.

Salsa God's Products and Services

Salsa God is a better-for-you snack brand food company that focuses on Mexican foods. Salsa God currently sells a line of restaurant-style Mexican salsas and a single-serve Chips & Salsa Combo Pack.

Product	Description	Current Market
Salsas	Restaurant-style salsa that is a better-for-you snack	Large national US distributors, some international distributors, and direct to some supermarkets
Chips and Salsa Combo Pack	Grab & Go, Single Serve Chips & Salsa Combo Pack	Salsa God is optimistic that it will be able to obtain 5,000 points of distribution in the first year after launch and to begin selling in the Convenience Store Space (7 Eleven, Wawa, Circle K, Etc.)

Competition

The CPG food industry is very competitive. Large CPG companies are struggling to achieve consistent organic sales growth. There has been a marked shift from the large brands to upstart and/or emerging brands, and Salsa God has been able to capitalize on this and the consumer shift to healthier foods. Key competitors in the space are Tostitos, owned by PepsiCo, Inc.; Pace, owned by Campbell Soup Company and Frontera Salsa, owned by Conagra Brands Inc. Each of the listed Key Competitors are extremely well-funded, and the combined revenues of the listed Key Competitors make up more than 50% of the annual U.S. dollar sales of the domestic shelf-stable salsa market.

Customers

In the U.S. and in Australia, sales and merchandising activities are conducted through our sales force and/or third-party brokers and distribution partners. Salsa God products are generally resold to consumers through retail food chains, mass merchandisers, convenience stores, drug stores, e-commerce and other retail and commercial establishments.

Salsa God's primary customers in the U.S. are large, national and regional distributors including KeHE Distributors, LLC, United Natural Foods Inc (UNFI), DPI Specialty Foods, Inc. and Better and Best Corporation doing business as Avenue Gourmet, and H-E-B, L.P., the parent company of the H-E-B grocery store chain. Salsa God's primary customers in Australia are distributors including Real Foods Australia Pty Ltd and PTB Consulting Pty Ltd doing business as USAFoods.com.au.

Supply Chain

Salsa God's line of shelf stable salsas is manufactured by one of the top 20 salsa brands in the U.S. by annual unit volume. Salsa God's management believes that this supplier has sufficient spare capacity to continue to act as Salsa God's shelf stable salsa contract manufacturer for the foreseeable future. Salsa God's Chips & Salsa Combo Pack is manufactured by two companies. Salsa God's management believes that it will be able to obtain salsa cups for use in the Combo Pack from its supplier for the foreseeable future and that its supplier for tortilla chips will be able to meet projected demand for a minimum of the next two years.

Intellectual Property

Salsa God owns two registered trademarks. Trademark 5473893 consists of the stacked words "SALSA GOD" using a stylized letter "O" represented by a skull. Trademark 5688694 consists of a standard character mark of the words "Salsa God."

Governmental/Regulatory Approval and Compliance

Salsa God is not aware of any unique regulatory requirements it faces.

Litigation

There is no actual litigation to which Salsa God is currently a party, and Salsa God is not aware of any pending litigation against it.

CONTROLLING MEMBERS

The Members of Salsa God with voting rights have the authority to manage and direct the operations of Salsa God by a majority vote. Erik Daniel Mayans has control of the majority of the voting units and thus has effective control of Salsa God.

Controlling Members/Managers

Name	Positions and Offices Held at Salsa God	Principal Occupation and Employment Responsibilities for the Past 3 Years
Erik Daniel (Danny) Mayans	Danny has acted as the President/CEO (Chief Amigo) and Managing Member of Salsa God since its formation in 2014	Danny has served as Salsa God's President/CEO over the past three years.

Erik Daniel (Danny) Mayans
Danny Mayans is the Chief Executive Officer and Managing Member of Salsa God. He has held both roles from the date of formation of the Company until the present date and plans to continue in both roles. Previously, Danny

amassed over nearly a decade of experience advising financial institutions, multinational companies, startups, entrepreneurs and affluent individuals in key business areas including legal, regulatory, compliance, capital structure, international strategies and mergers and acquisitions. Danny previously worked in finance in Mergers & Acquisitions advising companies in the Consumer, Digital Media and Healthcare industries and in Structured Finance Capital Markets. Prior to working in finance, Danny worked as an attorney engaged in broad-based corporate practice with an emphasis on securities-related matters advising publicly-traded companies in connection with corporate governance and general securities law compliance, including periodic reporting, proxy statements and shareholders' meetings and disclosure matters. Danny is an attorney admitted to practice in the State of New York and before the Supreme Court of the United States of America. From 2013 until 2017, Danny was a Charterholder of the Certified Financial Analyst designation. He earned an MBA from HEC Paris in 2012, was awarded a J.D. from Georgetown University in 2006 and graduated with a B.A. from the University of Texas at Austin in 2003.

Indemnification
Salsa God is authorized to indemnify its controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Current number of employees
Salsa God has:
- 1 full-time employees
- 0 part-time employees
- 0 contractors

CAPITALIZATION AND OWNERSHIP

Capitalization

Below are the securities and classes of securities that are authorized and outstanding:

Class of Security	Authorized	Outstanding	Voting Rights	Par Value
Common Units	150,000	111,575.76	Yes	N/A
Nonvoting Units	10,000	0	No	N/A
Preferred Units	100,000	0	Yes	N/A

Each of the Common Units and the Nonvoting Units securities above has the rights, privileges, obligations, liabilities, and preferences as stated in Salsa God's limited liability company agreement, as amended. The rights, privileges, obligations, liabilities, and preferences of the Preferred Units have not been determined.

In addition, Salsa God has the following convertible securities outstanding:

Date	Security Type	Amount Outstanding
December 31, 2017	SAFE	$86,947

The 2017 SAFE calls for a conversion upon an Equity Financing. "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells an amount of Preferred Units equal to or exceeding $250,000.00 (TWO HUNDRED FIFTY THOUSAND AND 00/100 U.S. DOLLARS) within a continuous period of time not exceeding sixty (60) calendar days at a fixed pre-money valuation.

Holders of the 2017 SAFE were offered an early conversion upon the subscription of an equal amount of equity in 2018 or 2019. Holders of $53,000 of the 2017 SAFE agreed to convert their 2017 SAFE into Common Units.

Salsa God has the following outstanding debt:

Date Loan Received	Amount Outstanding	Lender	Interest Rate	Maturity Date	Current
June 2018	$6,667	Kiva Microfunds	0%	May 2021	Yes
September 2018	$2,600	Celtic Bank	29.65%	September 2019	Yes
January 2019	$9,000	Celtic Bank	34.27%	January 2020	Yes
Revolving	$18,812	TD Bank	0%*	Revolving	Yes

*Zero Percent is an introductory rate which will expire in November 2019.

Erik Daniel Mayans, the CEO has periodically made loans to Salsa God. A further explanation is outlined in the Transactions With Related Persons section Below.

Ownership

Below is a list of the beneficial owners of at least 20% of Salsa God's outstanding voting equity securities, calculated on the basis of voting power:

Name	Number and type/class of security held	Percentage Ownership
Erik Daniel Mayans	100,001 of Common Units	90%

Previous Securities Offerings
Salsa God has made the following securities offerings in the past 3 years:

Date	Exemption	Security Type	Amount Raised	Use of Proceeds
September 30, 2016	Section 4(a)(2)	SAFE	$50,000	Operations and Working Capital
December 31, 2017	Section 4(a)(2)	SAFE	$139,947	Operations and Working Capital
June 30, 2018	Section 4(a)(2)	Common Units	$56,500	Operations and Working Capital
December 30, 2018	Section 4(a)(2)	Common Units	$16,500	Operations and Working Capital
April 30, 2019	Section 4(a)(2)	Common Units	$36,100	Operations and Working Capital

FINANCIAL INFORMATION

Financial information for Salsa God can be found on the cover page of this Form C, in this section, and attached as Exhibit C.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time Salsa God may engage in transactions with related persons, which is defined as any director or officer of Salsa God; any person who is the beneficial owner of 10% or more of Salsa God's outstanding voting equity securities, calculated on the basis of voting power; any promoter of Salsa God; any immediate family member of any of the preceding persons; or any entity controlled by any such person or persons.

Salsa God has entered into the following related person transactions:

Periodic Loans
Erik Daniel "Danny" Mayans has, from time to time, financed portions of the business's operations by making purchases with his own accounts and lines of credit. At all times these transactions and payments were considered by both Danny and Salsa God to be a loan from Danny to Salsa God. Salsa God has repaid or will repay Danny for these amounts with interest of varying rates with the highest being 20.24%. As of December 31, 2018, the amount outstanding was $26,959. Salsa God may use a portion of the proceeds to service this debt.

THE OFFERING AND THE SECURITIES

The Offering

Salsa God is offering up to $1,070,000 of the Securities. Salsa God is attempting to raise a minimum amount of $25,000 in this Offering. Salsa God must receive commitments from investors in an amount totaling the Target Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, securities will not be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to potential investors without interest or deductions. Salsa God has the right to extend the Offering Deadline at its discretion. Salsa God will accept investments in excess of the Target Amount up to the Maximum Amount and the additional Securities will be allocated at Salsa God's discretion.

The price of the Securities does not necessarily bear any relationship to Salsa God's asset value, net worth, revenues, discounted cash flows, or other established criteria of value and should not be considered indicative of the actual value of the Securities.

To purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or any Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. Salsa God will notify Purchasers when the Target Amount has been reached through an automated post on Intermediary's portal. If Salsa God reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least 5 business days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the offering prior to the Offering Deadline, Salsa God will provide notice to Purchasers and receive reconfirmation from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to Salsa God upon Closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment once the accounting process for the Offering is completed and the investor has completed any necessary steps regarding the Offering or the Intermediary's anti-money laundering and know your customer policies. Any Purchaser funds received after the initial closing will be released to Salsa God upon a subsequent closing and the Purchaser will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event 2 multiples of the Minimum Amount is reached prior to the Offering Deadline, Salsa God may conduct the first of multiple closings of the Offerings early, provided all Purchasers of receive notice of the new Offering Deadline at least 5 business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to the new Offering Deadline to cancel their investment commitment.

In the event Salsa God does conduct of one of multiple closings, Salsa God shall only withdraw half of the proceeds that are in escrow and will only conduct a closing if there will be more than 21 days remaining before the original Offering Deadline.

Salsa God may only conduct another closing before the original Offering Deadline if at the time of such proposed closing (i) the amount of investment commitments to the Offering exceeds two multiples of the collective amount committed at the time of the last closing, and (ii) more than 21 days remain before the original Offering Deadline.

Salsa God shall return all funds to Purchasers if a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

Subscription Agreements are not binding on Salsa God until accepted by Salsa God, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If Salsa God rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily, and of the minimum amount of that a Purchaser may invest in the Offering is $100.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

Transfer Agent and Registrar
Salsa God will act as transfer agent and registrar for the Securities.

The Securities

Form of Securities
Purchasers should review Salsa God's organizational documents as well as Exhibit E, which shows the form of the Securities.

Authorized Capitalization at Initial Closing
See the section above titled "Capitalization."

Not Currently Equity Interests
As mentioned elsewhere in this document, the Securities are not currently equity interests in Salsa God and are a right to receive equity at some point in the future upon the occurrence of certain stated events, which such event or events may not ever occur.

Dividends
The Securities do not entitle a Purchaser to any dividends.

Conversion

Upon a future equity financing of greater than $1 million (and "Equity Financing"), the Securities are convertible at the option of Salsa God into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except: they do not have the right to vote on any matters except as required by law; they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote; and they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). Salsa God has no obligation to convert the Securities in any future Equity Financing.

Conversion Upon the First Equity Financing

If Salsa God elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amounts the investor paid for the Securities (the "Purchase Amount") by:

(a) The quotient of $6,000,000 divided by the aggregate number of issued and outstanding number of units, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including units of convertible preferred units and all outstanding vested or unvested options or warrants to purchase capital units, but excluding (i) the issuance of all units reserved and available for future issuance under any of Salsa God's existing equity incentive plans; (ii) convertible promissory notes issued by Salsa God; (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs"); and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) The lowest price per unit of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above will be deemed to the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if Salsa God does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If Salsa God elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to and Equity Financing

In the case of an initial public offering of Salsa God ("IPO") or Change of Control (defined below) (either of these events, a "Liquidity Event") of Salsa God prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either: (i) a cash payment equal to the Purchase Amount (subject to the following paragraph); or (ii) a number of common units of Salsa God equal to the Purchase Amount divided by the quotient of (a) $6,000,000 divided by (b) the number, as of the date immediately prior to the Liquidity Event, of units of Salsa God's units(on an as converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities, but excluding: (i) common units reserved and available for future grant under any equity incentive or similar plan; any SAFEs; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by Salsa God to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of Salsa God's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" means: (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to manage Salsa God and appoint officers; (ii) any reorganization, merger, or consolidation of Salsa God in which the outstanding voting security holders of Salsa

God failed to retain at least a majority of such voting securities following such transaction or transactions; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of Salsa God.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either: (i) a cash payment equal to the Purchase Amount (as described above); or (ii) a number of units of the most recently issued preferred units equal to the Purchase Amount divided by the First Financing Price. Preferred units granted in connection therewith will have the same liquidation rights and preferences as preferred units issued in connection with Salsa God's most recent Equity Financing.

Pro-Rata Rights

Certain Purchasers of the Securities will receive pro rata rights through the Offering, allowing them to avoid dilution in future rounds. Purchasers that make investments of $25,000 or greater in the Offering ("Major Investors") will gain the right to continue investing in Salsa God and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities: (i) are issued as a dividend or distribution on outstanding securities; (ii) are issued upon conversion or exercise of outstanding securities; (iii) are issued to employees, directors, or consultants pursuant to a plan, agreement, or arrangement approved by Salsa Members or Managers; (iv) are issued pursuant to the acquisition of another corporation or its assets by Salsa God; or (v) up to $1 million of such are issued by Salsa God annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

A "Dissolution Event" means: (i) a voluntary termination of operations of Salsa God; (ii) a general assignment for the benefit of Salsa God's creditors; or (iii) any other liquidation, dissolution, or winding up of Salsa God, (Excluding a Liquidity Event), whether voluntary or involuntary. If there is a Dissolution Event before the Securities terminate, Salsa God will distribute, subject to the preferences applicable to any series of preferred Units then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other SAFEs (on an as converted basis based on a valuation of common units as determined in good faith by Salsa God's Members or Managers at the time of the Dissolution Event) and all holders of common units.

Termination

The Securities terminate upon (without relieving Salsa God of any obligations arising from a prior breach of or noncompliance with the Securities) the earlier to occur: (i) the issuance of units and the CF Shadow Series to the Purchaser pursuant to the conversion provisions; or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted. Salsa God does not have any member agreements in place.

Anti-Dilution Rights

Except as specifically stated for Major Investors, the Securities do not have antidilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in Salsa God.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one year holding period beginning when the Securities are issued, unless such Securities are transferred: (1) to Salsa God; (2) to an accredited investor, as defined by Rule 501 of Regulation D promulgated under the Securities Act of 1933; (3) as part of an IPO; or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, or spousal equivalent, sibling, mother/father/daughters/son/sister/brother in law and includes adoptive relatives. Although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which the Securities are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide Salsa God with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Upon the event of an IPO, the capital stock or units into which the Securities are converted will be subject to a lockup. And may not be sold for up to 180 days following such IPO.

Repurchase Rights
Salsa God does not have the right to repurchase the Securities.

Liquidation Preference
The Securities do not have a stated return or liquidation preference.

Capitalization
Salsa God cannot presently determine if it has enough membership units authorized to issue upon the conversion of the Securities, because the amount of membership units to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP, AND SALE OF THE PURCHASER'S SECURITIES, AND POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICES, SALSA GOD INFORMS YOU THAT ANY TAX STATEMENTS IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERENAL REVENUE CODE. ANY TAX STATEMENT CONCERNING UNITED STATES FEDERAL TAXES WAS GIVEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN SALSA GOD, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM SALSA GOD TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE POSSIBLE IMPACT OF STATE AND LOCAL TAXES.

EXHIBIT B
Disclaimers

There are significant risks and uncertainties associated with an investment in Salsa God and the Securities. The Securities offered are not publicly traded and are subject to transfer restrictions. There is no public market for the Securities and one may never develop. An investment in Salsa God is highly speculative. The Securities should not be purchased by anyone who cannot bear the financial risk of this investment for an indefinite period of time and who cannot afford the loss of their entire investment. Prospective Purchasers should read carefully the section of this Form C entitled "Risk Factors."

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY SALSA GOD WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM SALSA GOD AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND SALSA GOD. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SALSA GOD.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE PURCHASER'S PARTICULAR FINANCIAL SITUATION. EACH PURCHASER SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, INVESTMENT, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. SALSA GOD RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give Salsa God's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions Salsa God has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Salsa God's control) and assumptions. Although Salsa God believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, Salsa God's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by Salsa God in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause Salsa God's actual operating and financial performance to differ may emerge from time to time, and it is not possible for Salsa God to predict all of them. Salsa God undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C

Financials

EXHIBIT D

Offering Page Found on Intermediary's Portal

EXHIBIT E

Form of Security

EXHIBIT F
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